SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



                           FORM 12b-25


                              Commission File Number: 0-6867
                              CUSIP Number: 551755


                   NOTIFICATION OF LATE FILING


(Check One):
 [ x ] Form 10-K [   ] Form 20-F  [   ] Form 11-K
 [   ] Form 10-Q [   ] Form N-SAR

For Period Ended:  SEPTEMBER 30, 1995

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                 PART I.  REGISTRANT INFORMATION


Full name of registrant:  LYNTON GROUP, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):
9 Airport Road, Morristown Municipal Airport

City, State and Zip Code:
Morristown, New Jersey 07960





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               Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                    SEE RIDER ANNEXED HERETO.

                   PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                   Name:  Manus O'Donnell
                   Area Code and Telephone number:  201-292-9000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the
answer is no, identify report(s).                [ x ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                         [ x ] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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LYNTON GROUP, INC.  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 21, 1995          BY /S/MANUS O'DONNELL
                                    Name: Manus O'Donnell
                                    Title: Chief Financial Officer



                            ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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
                         LYNTON GROUP, INC.



RIDER TO FORM 12b-25

PART III - NARRATIVE

As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-K, largely due to other necessary business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report on Form 10-K could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(3) Net revenues for the fiscal year ended September 30, 1995 is estimated at approximately $33.6 million as compared to net revenues of approximately $33.0 million for the fiscal year ended September 30, 1994. Operating income for fiscal 1995 increased to approximately $987,000 as compared to approximately $364,000 for fiscal 1994. This change resulted primarily from increased operating income from the Registrant's UK flight operations. The Registrant anticipates that it will have a net loss for fiscal 1995 of approximately $2,098,000 as compared to a net loss of $1,397,000 for fiscal 1994. The primary causes for this change were increased operating income for the Registrant's UK flight and maintenance operations, offset by the Registrant writing off in fiscal 1995 the carrying value of the unamortized goodwill in Dollar Air in the amount of approximately $1,116,000.


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